EXHIBIT 99.3

Crystallex International Corporation

Consolidated Financial Statements

September 30, 2007

(Unaudited)

(Expressed in United States Dollars)

Crystallex International Corporation
Consolidated Balance Sheets
(Unaudited)
(Expressed in United States dollars)

	September 30 2007	December 31 2006

ASSETS
CURRENT
Cash and cash equivalents	$25,134,316	$28,573,142
Accounts receivable	545,330	490,090
Inventories (Note 4)	2,679,720	4,867,577
Prepaid expenses and other	2,964,962	4,250,970
	31,324,328	38,181,779
PROPERTY, PLANT AND EQUIPMENT (Note 5)	279,153,836	256,455,027
DEFERRED FINANCING FEES (Note 6)	-	2,595,627
OTHER	648,561	510,029

TOTAL ASSETS	$311,126,725	$297,742,462

LIABILITIES
CURRENT
Accounts payable and accrued liabilities	$7,978,443	$12,791,456
Current portion of debt (Note 6)	-	3,172,559
Current portion of asset retirement obligations (Note 7)	333,805	239,408
	8,312,248	16,203,423
DEBT (Note 6)	82,500,736	84,524,929
ASSET RETIREMENT OBLIGATIONS (Note 7)	1,028,957	971,167
	91,841,941	101,699,519

SHAREHOLDERS’ EQUITY

SHARE CAPITAL (Note 8)	503,476,717	448,100,697
CONTRIBUTED SURPLUS	26,031,781	23,135,187
ACCUMULATED OTHER COMPREHENSIVE INCOME	11,958,981	11,958,981
DEFICIT	(322,182,695)	(287,151,922)
	219,284,784	196,042,943

	$311,126,725	$297,742,462

NATURE OF OPERATIONS AND CONTINUATION OF BUSINESS (Note 1)
COMMITMENTS AND CONTINGENCIES (Note 11)

The accompanying notes are an integral part of the consolidated financial statements.

Crystallex International Corporation
Consolidated Statements of Operations and Comprehensive Operations
(Unaudited)
(Expressed in United States dollars)

	Three Months Ended September 30		Nine Months Ended September 30
	2007	2006	2007	2006

MINING REVENUE	$2,187,810	$9,768,886	$8,756,371	$22,367,494

OPERATING EXPENSES
Operations	3,640,290	8,593,365	13,616,405	19,292,048
Amortization	-	131,336	-657,535
Accretion of asset retirement obligations	50,729	72,095	152,187	216,283
Depletion	-	272,266	-	833,427
	3,691,019	9,069,062	13,768,592	20,999,293
OPERATING (LOSS) INCOME	(1,503,209)	699,824	(5,012,221)	1,368,201

OTHER EXPENSES
General and administrative	3,387,094	6,221,348	14,089,292	14,129,232
Interest on debt	3,014,573	3,215,922	9,423,951	9,927,494
Stock-based compensation	395,549	23,343	2,119,759	1,598,868
Amortization of property, plant and equipment	21,119	27,587	63,354	37,922
Amortization of deferred financing fees	126,240	142,001	457,519	499,635
	6,944,575	9,630,201	26,153,875	26,193,151

LOSS BEFORE OTHER ITEMS	(8,447,784)	(8,930,377)	(31,166,096)	(24,824,950)

OTHER ITEMS
Interest and other income	309,851	369,403	933,456	1,031,881
Foreign exchange loss	(1,118,205)	(253,906)	(4,798,133)	(273,790)
	(808,354)	115,497	(3,864,677)	758,091
NET LOSS AND COMPREHENSIVE LOSS FOR THE PERIOD	(9,256,138)	(8,814,880)	(35,030,773)	(24,066,859)
DEFICIT, BEGINNING OF PERIOD	(312,926,557)	(266,719,672)	(287,151,922)	(251,467,693)
DEFICIT, END OF PERIOD	$(322,182,695)	$(275,534,552)	$(322,182,695)	$(275,534,552)

BASIC AND DILUTED NET LOSS PER SHARE	$(0.04)	$(0.04)	$(0.14)	$(0.11)

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING
– Basic and diluted	261,572,007	234,597,429	254,986,901	225,256,720

The accompanying notes are an integral part of the consolidated financial statements.

Crystallex International Corporation
Consolidated Statements of Cash Flows
(Unaudited)
(Expressed in United States dollars)

	Three Months Ended September 30		Nine Months Ended September 30

	2007	2006	2007	2006

CASH FLOWS FROM (USED) IN OPERATING ACTIVITIES

Net loss for the period	$(9,256,138)	$(8,814,880)	$(35,030,773)	$(24,066,859)
Adjustments to reconcile loss to net cash used in operating activities:
Stock-based compensation	395,549	23,343	2,119,759	1,598,868
Interest accretion on debt	664,400	688,170	2,319,012	2,339,970
Amortization and depletion	147,359	573,190	520,873	2,028,519
Accretion of retirement obligations	50,729	72,095	152,187	216,283
Directors’ fees paid in shares	16,000	-	148,000	60,000
Unrealized foreign exchange loss	1,282,576	-	3,883,770	-
Warrants issued for professional fees	-	1,365,839	-	1,365,839
Changes in other operating assets and liabilities:
Decrease (increase) in accounts receivable	1,487,415	(318,723)	(596,145)	(2,181,614)
Decrease (increase) in inventories	(412,400)	2,208,105	619,004	(1,609,883)
Decrease (increase) in prepaid expenses and other	462,301	(3,350,893)	(2,480,837)	(3,240,246)
Decrease in accounts payable and accrued liabilities	(3,035,754)	(1,072,547)	(2,854,264)	(5,117,920)
	(8,197,963)	(8,626,301)	(31,199,414)	(28,607,043)

CASH FLOWS FROM (USED) IN INVESTING ACTIVITIES
Investment in property, plant and equipment	(5,613,459)	(8,441,958)	(21,448,527)	(36,068,494)
Decrease in restricted cash and cash equivalents	-	4,687,500	-	21,323,163
	(5,613,459)	(3,754,458)	(21,448,527)	(14,745,331)

CASH FLOWS FROM (USED) IN FINANCING ACTIVITIES
Issuance of common shares	297,851	44,241,155	52,786,770	81,595,625
Issuance of warrants	-	3,880,680	-	5,972,069
Debt repayments	-	(2,241,717)	(3,577,655)	(4,826,115)
Deferred financing fees	-	-	(77,478)
	297,851	45,880,118	49,209,115	82,664,101
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(13,513,571)	33,499,359	(3,438,826)	39,311,727
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	38,647,887	9,882,387	28,573,142	4,070,019
CASH AND CASH EQUIVALENTS, END OF PERIOD	$25,134,316	$43,381,746	$25,134,316	$43,381,746

 The accompanying notes are an integral part of the consolidated financial statements.

Crystallex International Corporation
Consolidated Statements of Shareholders’ Equity
(Unaudited)
(Expressed in United States dollars)
	Number of Common Shares	Amount	Number of Warrants	Contributed Surplus	Equity Component of Exchangeable Bank Loan	Cumulative Translation Adjustment	Accumulated Other Comprehensive Income	Deficit		Total

Balance at December 31, 2005	208,036,316	$336,491,624	8,997,727	$32,489,216	$2,564,366	$11,958,981	$-	$(251,467,693)		$132,036,494
Transition adjustment (Note 3)	-	-	-	-	-	(11,958,981)	11,958,981	-		-
Shares issued:
Unit offerings	20,924,000	51,208,985	17,312,500	5,972,069	-	-	-	-		$57,181,054
Exercise of options	1,641,800	5,490,735	-	(1,838,981)	-	-	-	-		$3,651,754
Issuance of shares under equity draw down facility	1,661,130	4,317,661	-	-	-	-	-	-		$4,317,661
Settlement of promissory note	611,300	1,800,000	-	-	-	-		-		$1,800,000
Settlement of bank loan	3,765,841	7,641,266	-	-	(2,564,366)	-	-	-		$5,076,900
Exercise of warrants	8,764,682	41,089,701	(8,764,682)	(17,316,647)	-	-	-	-		$23,773,054
Directors’ fees	19,170	60,000	-	-	-	-	-	-		$60,000
Share exchange – El Callao	255	725	-	-	-	-	-	-		$725
Stock-based compensation	-	-	-	2,463,691	-	-	-	-		$2,463,691
Warrants issued for professional fees	-	-	500,000	1,365,839	-	-	-	-		$1,365,839
Warrants issued in exchange for early exercise of warrants	-	-	875,000	-	-	-	-	-		-
Warrants expired during the year	-	-	(233,045)	-	-	-	-	-		-
Loss for the year	-	-	-	-	-	-	-	(35,684,229)		$(35,684,229)
Balance at December 31, 2006	245,424,494	$448,100,697	18,687,500	$23,135,187	-	-	$11,958,981	$(287,151,922)		$196,042,943
Shares issued:
Public offering	14,375,000	50,701,111	-		-	-	-	-		$50,701,111
Exercise of options	856,091	1,609,419	-	(404,940)	-	-	-	-		$1,204,479
Settlement of promissory note	460,900	1,800,000	-	-	-	-	-	-		$1,800,000
Exercise of warrants	501,500	1,117,190	(501,500)	(236,310)	-	-	-	-		$880,880
Directors’ fees	38,508	148,000	-	-	-	-	-	-		$148,000
Share exchange – El Callao	79	300	-	-	-	-	-	-		$300
Stock-based compensation	-	-	-	3,537,844	-	-	-	-		$3,537,844
Loss for the period	-		-	-	-	-	-	(35,030,773)		(35,030,773)
Balance at September 30, 2007	261,656,572	$503,476,717	18,186,000	$26,031,781	$-	$-	$11,958,981	$(322,182,695)	(1)	$219,284,784

(1)  Includes total comprehensive deficit for the nine months ended September 30, 2007 of $310,223,714 (2006 - $263,575,571).

The accompanying notes are an integral part of the consolidated financial statements.

Crystallex International Corporation
Notes to the Consolidated Financial Statements
September 30, 2007
(Unaudited)
(Expressed in United States dollars)

1.	NATURE OF OPERATIONS AND CONTINUATION OF BUSINESS

Crystallex International Corporation (“Crystallex” or the “Company”) is engaged in the production of gold and related activities including exploration, development, mining and processing in Venezuela.  As reflected in these financial statements, the Company has not generated sustainable operating capital from its business activities and has relied on debt, equity and other forms of financing to meet its obligations.  Management is of the opinion that additional financing is available to continue its planned activities in the normal course upon completion of the permitting process (refer below); however, while the Company has been successful in the past, there can be no assurance it will be able to raise sufficient funds in the future.

The Company’s principal asset is the Las Cristinas project, currently under development in Venezuela.  Continued development and the ultimate commencement of commercial production ar dependent upon receipt of the Permit to Impact Natural Resources (“the Permit”) which will allow management to proceed to put in place financing to fund construction.  These financial statements have been prepared on a going concern basis which assumes that the Company will be successful in obtaining the Permit and will be able to obtain the necessary financing to complete the Las Cristinas project through project debt, other forms of public market debt, or equity financing; thereby fulfilling its commitment under its Mine Operating Agreement.  The Company continues to believe that it will be successful in obtaining the Permit and any other government approvals that are necessary to complete the mine development and commence commercial production, since it received official notice in March 2006 from the Venezuelan Ministry of Basic Industries and Mining (“MIBAM”) advising that MIBAM has formally approved the technical, economic and financial Feasibility Study for the Las Cristinas project, and since it has received notice in June 2007 from the Corporacion Venezolana de Guayana (“CVG”), that the requirements of the Ministry of the Environment and Natural Resources of Venezuela (“MinAmb” formerly referred to as “MARN”) for the issuance of the Environmental permit to commence construction of the Las Cristinas Project have been fulfilled.

The carrying value of the Las Cristinas assets could be subject to material write-down in the event that the Permit or any other permits are not received or that financing efforts are not successful, and, in addition, other adjustments to amounts and classification of assets and liabilities may be necessary to these consolidated financial statements should such circumstances impair the Company’s ability, in future, to continue as a going concern as contemplated under accounting principles generally accepted in Canada.

2.	SIGNIFICANT ACCOUNTING POLICIES – BASIS OF PRESENTATION

The unaudited interim period consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles.  These unaudited interim consolidated financial statements do not contain all of the disclosures required by Canadian generally accepted accounting principles and therefore should be read together with the most recent audited annual consolidated financial statements and the accompanying notes thereto.

Crystallex International Corporation
Notes to the Consolidated Financial Statements
September 30, 2007
(Unaudited)
(Expressed in United States dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES – BASIS OF PRESENTATION (continued)

The preparation of these consolidated financial statements is based on the accounting policies and practices consistent with those used in the preparation of the Company’s annual consolidated financial statements as at December 31, 2006 and for the year then ended except for certain new accounting pronouncements which have been adopted effective January 1, 2007 as described in Note 3.  Certain comparative amounts have been reclassified to conform to the current period’s presentation.

3.	CHANGES IN ACCOUNTING POLICIES

On January 1, 2007 the Company adopted three new accounting standards that were issued by the Canadian Institute of Chartered Accountants (“CICA”): (i) Handbook Section 1530 Comprehensive Income, (ii) Section 3855, Financial Instruments – Recognition and Measurement, (iii) Section 3865, Hedges.  These standards were adopted prospectively, and accordingly, the comparative amounts for the prior periods have not been restated.  The principal requirements in the accounting standards are described below.

Section 1530 – Comprehensive Income

Comprehensive income is composed of net income and other comprehensive income (“OCI”).  OCI is the change in shareholders’ equity, which results from transactions and events from sources other than the Company’s activities.  These transactions and events include changes in the currency translation adjustment relating to self-sustaining foreign operations and unrealized gains and losses resulting from changes in fair value of certain financial instruments.  The Company has included an Interim Consolidated Statement of Operations and Comprehensive Operations for changes in these items in the nine months ended September 30, 2007, while the cumulative changes in OCI are included in accumulated other comprehensive income, which is presented as a new category of shareholders’ equity in the Consolidated Balance Sheet.

Section 3855 – Financial Instruments – Recognition and Measurement

Under the new standards, financial assets, financial liabilities and derivatives are initially recognized at fair value and their subsequent measurement depends on their classification as described below.  All financial assets or liabilities, with the exception of those securities designated as “held-to-maturity” (“HTM”), financial assets designated as “available-for-sale” (“AFS”), financial assets that are loans and receivables and other financial liabilities, are measured at fair value on each balance sheet date, with changes in fair value recorded in the Consolidated Statement of Operations and Comprehensive Operations.  Financial instruments classified as HTM, loans and receivables or other financial liabilities are recorded at amortized cost.  Financial instruments classified as AFS are measured at fair value, with changes in fair value recorded in OCI, with the exception of AFS equity securities that do not have quoted market prices in an active market which are measured at cost.

Crystallex International Corporation
Notes to the Consolidated Financial Statements
September 30, 2007
(Unaudited)
(Expressed in United States dollars)

3.	CHANGES IN ACCOUNTING POLICIES (continued)

Derivative instruments are carried at fair value, including those derivative instruments that are embedded in financial or non-financial contracts which are not closely related to the host contracts.  Changes in the fair values of derivative instruments are recognized in income of the current period, with the exception of derivative instruments designated in effective cash flow hedges or hedges of foreign currency exposure in a self-sustaining foreign operation.

Section 3685 – Hedges

Section 3865 specifies the criteria that must be satisfied in order for hedge accounting to be applied and the accounting for each of the permitted hedging strategies: fair value hedges and cash flow hedges.  These criteria have not changed substantially.  Any hedge ineffectiveness is measured and recorded in income of the current period. Hedge accounting is discontinued prospectively when the derivative no longer qualifies as an effective hedge, or the derivative is terminated or sold, or upon the sale or early termination of the hedged item.

The company did not have any outstanding hedging contracts as at September 30, 2007 and December 31, 2006.

Impact upon adoption of Sections 1530, 3855 and 3865

There is no material impact to the Company’s financial statements on adoption of these new standards.

4.	INVENTORIES

	September 30 2007	December 31 2006
Gold in doré	$194,847	$524,360
Gold in process	531,997	563,746
Stockpiled ore	200,583	958,271
Consumables and spare parts	1,752,293	2,821,200
	$2,679,720	$4,867,577

Crystallex International Corporation
Notes to the Consolidated Financial Statements
September 30, 2007
(Unaudited)
(Expressed in United States dollars)

5.	PROPERTY, PLANT AND EQUIPMENT

The components of property, plant and equipment are as follows:

	September 30, 2007
	Cost	Accumulated Amortization and Depletion	Net Book Value

Plant and equipment	$119,920,698	$9,065,870	$110,854,828
Mineral properties	176,205,585	7,906,577	168,299,008
	$296,126,283	$16,972,447	$279,153,836

	December 31, 2006
	Cost	Accumulated Amortization and Depletion	Net Book Value

Plant and equipment	$113,865,685	$9,003,122	$104,862,563
Mineral properties	159,499,041	7,906,577	151,592,464
	$273,364,726	$16,909,699	$256,455,027

The net book values of property, plant and equipment by location are as follows:

	September 30, 2007
	Plant and Equipment	Mineral Properties	Total

Las Cristinas	$110,754,727	$168,299,008	$279,053,735
Corporate	100,101	-	100,101
	$110,854,828	168,299,008	$279,153,836

	December 31, 2006
	Plant and Equipment	Mineral Properties	Total

Las Cristinas	$104,691,650	$151,592,464	$256,284,114
Corporate	170,913	-	170,913
	$104,862,563	$151,592,464	$256,455,027

Crystallex International Corporation
Notes to the Consolidated Financial Statements
September 30, 2007
(Unaudited)
(Expressed in United States dollars)

6.	DEBT

	September 30 2007	December 31 2006

Notes payable	$82,500,736	$82,734,477
Bank loan	-	3,163,011
Exchangeable promissory note	-	1,800,000
	82,500,736	87,697,488
Less: Current portion of debt	-	3,172,559
	$82,500,736	$84,524,929

Deferred Financing Fees

Effective January 1, 2007 deferred financing fees of $2,595,627 were reclassified to debt as a result of new accounting standards.  Accordingly, the Notes balance as at September 30, 2007 is reflected net of deferred financing fees of $2,138,108.

Notes Payable

In conjunction with a Unit offering on December 23, 2004 the Company issued $100,000,000 principal amount senior unsecured notes (the “Notes”) with a coupon rate of 9.375%, due on December 30, 2011 for net proceeds of $75,015,250, after expenses and equity allocation.  Interest is payable semi-annually on January 15 and July 15 of each year, beginning July 15, 2005.  The Company may redeem the Notes, in whole or in part, at any time after December 31, 2008 at a redemption price of between 100% and 102% of the principal amounts of the Notes, depending on the redemption date, plus accrued and unpaid interest and additional interest, if any, to the date of the redemption.  In addition, the Company may be required to redeem the Notes for cash under certain circumstances, such as a change in control in the Company or where the Company ceases to beneficially own, directly or indirectly, at least a majority interest  in the Las Cristinas Project; or the Company may redeem the Notes, in whole but not in part, for cash at its option under certain circumstances, such as a change in the applicable Canadian withholding tax legislation.

The notes were derived from a financial offering that contained both a liability and equity component.  As a result, the equity component was allocated based on the fair value of the shares issued with the Unit offering, calculated at $21,450,000 with $78,550,000 being the discounted fair value of the Notes.  The discounted fair value of the Notes is accreted to the face value of the Notes using the effective interest rate method over its seven year term, with the resulting charge recorded to interest expense

Bank loan

In May 2007, the loan balance was repaid.

The principal amounts outstanding under the term loan facility and the restructured credit agreement with Standard Bank Plc (“SB”) bore interest at a rate per annum

Crystallex International Corporation
Notes to the Consolidated Financial Statements
September 30, 2007
(Unaudited)
(Expressed in United States dollars)

6.	DEBT (continued)

equal to LIBOR plus 2.5%. The Company was required to make a single aggregate payment of $150,000 per month on account of interest and principal under the term loan facility and the restructured credit agreement. The Company was also required to make additional principal repayments under the term loan facility and the restructured credit agreement in certain circumstances, including the issuance of equity or convertible or exchangeable debt securities other than issuances pursuant to existing credit arrangements. Accordingly, upon completion of the private placement unit offerings in February 2006 and August 2006, the Company repaid $2,123,800 and $1,889,324, respectively of principal due to SB.

In May 2006, SB elected to convert into common shares $7,500,000 principal amount of the loan in accordance with the terms of the credit agreement.  As a result of the conversion, Crystallex issued 3,765,841 common shares to SB as settlement of the $7,500,000 face value amount of the loan as well as accrued interest, accretion and deferred financing fees at a total book value of $7,641,266.

Exchangeable Promissory Note

In July 2007, the promissory note was settled in full.

On December 31, 2005, the Company, through ECM (Venco) Ltd, (“ECM”), an indirect wholly-owned subsidiary, issued to Corporacion Vengroup, S.A. (“Vengroup”) a $3,600,000 exchangeable promissory note of ECM.

Under the terms of the exchangeable promissory note, either party may elect to have the instalment payment satisfied by the delivery of Crystallex common shares.  The number of shares to be delivered to Vengroup is based on the weighted average trading price of the Crystallex common shares on the TSX during the five trading days immediately preceding delivery of an exchange notice.

In March 2006 Vengroup exercised its right to exchange the June 29, 2006 principal instalment payment of $900,000 for common shares of Crystallex.  The Company issued 307,213 common shares as settlement of this principal instalment payment.

In July 2006 Vengroup exercised its right to exchange the December 29, 2006 principal instalment payment of $900,000 for common shares of Crystallex.  The Company issued 304,087 common shares as settlement of this principal instalment payment

In January 2007 Vengroup exercised its right to exchange the June 29, 2007 principal instalment payment of $900,000 for common shares of Crystallex.  The Company issued 245,710 common shares as settlement of this principal instalment payment.

Where the Company satisfies its obligations to make instalment payments on the due date by delivery of Crystallex common shares, the Company has agreed with Vengroup that Vengroup will dispose of these shares in an orderly fashion.  The Company has agreed to indemnify Vengroup for any net cumulative loss, based on

Crystallex International Corporation
Notes to the Consolidated Financial Statements
September 30, 2007
(Unaudited)
(Expressed in United States dollars)

6.      DEBT (continued)

the issue price, on the sale of these shares for a six month period, up to the next instalment payment due date.  As at September 30, 2007 the Company was not required to deliver to Vengroup any common shares under this indemnification arrangement.

the issue price, on the sale of these shares for a six month period, up to the next instalment payment due date.  As at September 30, 2007 the Company was not required to deliver to Vengroup any common shares under this indemnification arrangement.

In July 2007, Vengroup exercised its right to exchange the December 29, 2007 final principal instalment payment of $900,000 for common shares of Crystallex. The Company issued 215,190 common shares as settlement of this final principal instalment payment.  This obligation was repaid in full after the July 2007 exercise.

Interest accretion

Interest accretion on the Notes and bank loan of $ 2,319,011 was expensed during the nine month period ended September 30, 2007 (September 30, 2006 – $2,339,970) as a component of interest expense.

7.	ASSET RETIREMENT OBLIGATIONS

The key assumptions on which the fair value of the asset retirement obligations are based include the estimated future cash flows, the timing of those cash flows, and the credit-adjusted risk-free rate or rates at which the estimated cash flows have been discounted. The Company used a discount rate of 15%.  As of September 30, 2007, undiscounted cash outflows approximating $1.7 million are expected to occur over a five year period.

In view of the uncertainties concerning future asset retirement and progressive reclamation costs, the ultimate costs to the Company could differ materially from the amounts estimated. The estimate for the future liability is subject to change based on possible amendments to applicable laws and legislation, the nature of ongoing operations and technological innovations. Future changes, if any, due to their nature and unpredictability, could have a significant impact and would be reflected prospectively, as a change in an accounting estimate.

The following table explains the change in the asset retirement obligations:

	September 30 2007	December 31 2006
Asset retirement obligations, beginning of period	$1,210,575	$1,520,738
Accretion expense	152,187	288,376
Revisions in estimated cash flows	-	(598,539)
	1,362,762	1,210,575
Less: current portion	333,805	239,408
Asset retirement obligations, end of period	$1,028,957	$971,167

Crystallex International Corporation
Notes to the Consolidated Financial Statements
September 30, 2007
(Unaudited)
(Expressed in United States dollars)

8.	SHARE CAPITAL

	September 30 2007	December 31 2006

Authorized
Unlimited common shares, without par value
Unlimited Class “A” preference shares, no par value
Unlimited Class “B” preference shares, no par value

Issued
261,656,572 Common Shares
(2006 – 245,424,494)
	$ 503,476,717	$ 448,100,697

Warrants

As at September 30, 2007 common share purchase warrants were outstanding enabling the holders to acquire common shares as follows:

Exercise Price	Number of Warrants		Weighted Average Remaining Contractual Life (Years)

$4.26 ($4.25 CAD)	5,061,000		0.37
$4.00	875,000		0.79
$4.25	12,250,000	*	-
	18,186,000

* These warrants become exercisable for an eighteen month period commencing on the date which is 45 days following the receipt of the Permit for the Company’s Las Cristinas project.

A summary of common share purchase warrants outstanding as at September 30 and changes during each of the nine month periods then ended is as follows:

	Nine month period ended September 30, 2007		Nine month period ended September 30, 2006

	Number of warrants	Weighted average exercise price	Number of warrants	Weighted average exercise price
Balance - December 31	18,687,500	4.01	8,997,727	2.71
Granted	-	-	18,687,500	4.07
Exercised	(501,500)	1.76	(8,264,682)	2.75
Expired or cancelled	-	-	(233,045)	2.75

Balance - September 30	18,186,000	4.17	19,187,500	3.32

Crystallex International Corporation
Notes to the Consolidated Financial Statements
September 30, 2007
(Unaudited)
(Expressed in United States dollars)

8.	SHARE CAPITAL (continued)

Stock options

The Company has an Incentive Share Option Plan (the “Plan”) that provides for the granting of options to executive officers, directors, employees and service providers of the Company to a maximum of 10% of the issued and outstanding common shares of the Company on a non-dilutive basis.  Under the Plan, the exercise price of each option equals the closing price of the Company’s stock on the trading day immediately preceding the date of the grant.  Stock options granted to service providers and employees, executive officers, and directors have a life of two, five and ten years, respectively.  Stock options may vest immediately, or over periods ranging from one year to three years.  In June 2007 the shareholders of the Company approved amendments to the Plan whereby the Board of Directors may permit an optionee to elect to receive without payment by the optionee of any additional consideration, common shares equal to the value of options surrendered.

The Company determines the fair value of the employee stock options using the Black Scholes option pricing model. The fair value of the 1,489,504 stock options granted in the period ended September 30, 2007 was determined using the following weighted average assumptions: risk free interest rate of 4%; expected life of the options of 3 years; and expected volatility of 108%. The resulting weighted average cost per option granted was $2.87. The estimated fair value of the options is expensed over their respective vesting periods.

The fair value compensation recorded for the period ended September 30, 2007 was $3,537,844 (2006 - $1,598,868) of which $2,119,759 (2006 - $1,598,868) was expensed and $1,418,085 (2006 – nil) was capitalized to mineral properties.

As at September 30, 2007 stock options were outstanding enabling the holders to acquire common shares as follows:

		Outstanding Options		Exercisable Options
Range of Exercise Price-Cdn$	Number of Options	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price-Cdn$	Number Exercisable	Weighted Average Exercise Price-Cdn$
$1.00 to $1.50	797,500	0.89	1.46	797,500	1.46
$1.75 to $2.60	3,584,935	3.51	2.22	3,584,935	2.22
$2.65 to $3.60	4,240,754	4.61	3.11	3,790,754	3.09
$4.00 to $4.65	3,331,900	5.04	4.32	2,591,233	4.25
	11,955,089	4.15	3.07	10,764,422	2.96

Crystallex International Corporation
Notes to the Consolidated Financial Statements
September 30, 2007
(Unaudited)
(Expressed in United States dollars)

8.	SHARE CAPITAL (continued)

A summary of the status of the Plan as at September 30 and changes during each of the nine month periods then ended is as follows:

	Nine month period ended September 30, 2007			Nine month period ended September 30, 2006
	Number of Options		Exercise Price-Cdn$	Number of Options	Exercise Price-Cdn$
Balance – December 31	11,394,085		2.80	11,327,394	2.63
Granted	1,489,504		4.23	699,500	3.29
Exercised	(861,500	)*	1.35	(1,473,550)	(2.56)
Cancelled	(67,000)		3.79	(14,909)	(2.75)
Balance – September 30	11,955,089		3.07	10,538,435	2.68

* Includes 6,500 options which were exercised for 1,091 common shares of the Company on a cashless basis

Fiscal 2007 financing transactions

On April 24, 2007, the Company issued 14,375,000 common shares at CDN $4.25 per common share, in a bought deal with a syndicate of underwriters, for proceeds of CDN $57,103,000  after underwriting fees and expenses.

During the nine months ended September 30, 2007, under the terms of the exchangeable promissory note between Vengroup and ECM (Note 6), the Company issued 460,900 common shares to Vengroup as settlement of $1,800,000 due to Vengroup.

9.	SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS

	September 30 2007	December 31 2006
Cash and cash equivalents consist of:
Cash	$2,717,666	$8,492,231
Commercial paper with interest rate of NIL% (2006 – 5%)	-	20,080,911
US Treasury Bonds rate of 3%	22,416,650	-

	$25,134,316	$28,573,142

Cash paid during the nine months ended September 30
	2007	2006

For interest	$9,458,625	$9,912,011
For income taxes	-	-

Crystallex International Corporation
Notes to the Consolidated Financial Statements
September 30, 2007
(Unaudited)
(Expressed in United States dollars)

9.	SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS (continued)

 Investment in property, plant and equipment for the nine month periods ended September 30

	2007	2006

Net book value of property, plant and equipment January 1	$256,455,027	$215,260,043
Net book value of property, plant and equipment September 30	279,153,836	244,612,645
Net additions to property, plant and equipment (after amortization and depletion) during the nine months ended September 30	22,698,809	29,352,602
Capitalization of stock compensation	(1,418,085)	-
Amortization and depletion expenses for nine months ended September 30	63,354	1,528,884
Net additions to property, plant and equipment during the nine months ended September 30	21,344,078	30,881,486
Change in working capital related to property, plant and equipment acquisitions of prior periods	104,449	5,187,008
Cash investment in property, plant and equipment during the nine months ended September 30	$21,448,527	$36,068,494

Issuance of common shares for the nine months ended September 30

	2007	2006
Cash received from:
Public offerings	$50,701,111	$51,208,984
Exercise of options	1,204,479	3,295,929
Conversion of warrants	880,880	22,773,051
Issuance of shares under equity draw down facility	-	4,317,661
Share exchange – El Callao	300	-
Issuance of common shares for cash during the nine months ended September 30	$52,786,770	$81,595,625

Crystallex International Corporation
Notes to the Consolidated Financial Statements
September 30, 2007
(Unaudited)
(Expressed in United States dollars)

9.	SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS (continued)

Debt repayment for the nine months ended September 30

	2007	2006

Debt repayment comprises:
Principal instalment repayments	$3,577,655	$812,991
Additional repayment required upon issuance of equity securities	-	4,013,124
	$3,577,655	$4,826,115

Significant non-cash transactions for the nine months ended September 30

	2007	2006
Issuance of common shares for:
Settlement of promissory note 460,900 shares (2006 – 307,213 shares)	$1,800,000	$900,000

Directors’ fees 38,508 shares (2006 – 19,170 shares)	$148,000	$60,000

10.	SEGMENTED INFORMATION

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision-making group, in deciding how to allocate resources and in assessing performance.  All of the Company’s operations are within the mining sector.  Due to geographic and political diversity, the Company’s mining operations are decentralized, whereby mine general managers are responsible for business results and regional corporate offices provide support to the mines in addressing local and regional issues.  The Company’s operations are therefore segmented on a district basis. The Company’s only product is gold, produced from mines located in Venezuela.

The segments’ accounting policies are the same as those described in the summary of significant accounting policies except that other expenses, the commodity contract gain/loss and other items are not allocated to the individual operating segments when determining profit or loss, but rather are attributed to the corporate office.

Geographic information:

Substantially all revenues generated and capital assets held by the Company are in Venezuela, except for long-lead time capital assets required for the development of Las Cristinas, which are located temporarily in Houston, Texas and Antwerp, Belgium.

Crystallex International Corporation
Notes to the Consolidated Financial Statements
September 30, 2007
(Unaudited)
(Expressed in United States dollars)

10.	SEGMENTED INFORMATION (continued)

	Corporate	Venezuelan Operations	Las Cristinas Development	Total

Three Months ended – September 30, 2007
Mining revenue	$-	$2,187,810	$-	$2,187,810
Operating costs	$(242,694)	$(3,397,596)	$-	$(3,640,290)
Interest and other income	$309,851	$-	$-	$309,851
Interest expense	$(3,014,573)	$-	$-	$(3,014,573)
Depletion and amortization	$(147,359)	$(50,729)	$-	$(198,088)
Segment loss	$(8,054,390)	$(1,002,737)	$(199,011)	$(9,256,138)
Segment assets	$24,580,838	$5,968,989	$280,597,509	$311,126,725
Capital expenditures	$-	$-	$5,698,989	$5,698,989

Three Months ended – September 30, 2006
Mining revenue	$-	$9,768,886	$-	$9,768,886
Operating costs	$-	$(8,593,365)	$-	$(8,593,365)
Interest and other income	$369,403	$-	$-	$369,403
Interest expense	$(3,085,244)	$(130,678)	$-	$(3,215,922)
Depletion and amortization	$(169,588)	$(475,697)	$-	$(645,285)
Segment profit (loss)	$(9,384,024)	$569,144	$-	$(8,814,880)
Segment assets	$45,435,163	$11,111,901	$247,966,408	$304,513,472
Capital expenditures	$-	$-	$8,441,958	$8,441,958

Nine Months ended – September 30, 2007
Mining revenue	$-	$8,756,371	$-	$8,756,371
Operating costs	$(392,359)	$(13,224,046)	$-	$(13,616,405)
Interest and other income	$933,456	$-	$-	$933,456
Interest expense	$(9,009,307)	$(414,644)	$-	$(9,423,951)
Depletion and amortization	$(520,873)	$(152,187)	$-	$(673,060)
Segment loss	$(25,558,373)	$(8,730,247)	$(1,102,153)	$(35,030,773)
Segment assets	$24,580,838	$5,948,378	$280,597,509	$311,126,725
Capital expenditures	$-	$-	$21,448,527	$21,448,527

Nine Months ended – September 30, 2006
Mining revenue	$-	$22,367,494	$-	$22,367,494
Operating costs	$-	$(19,292,048)	$-	$(19,292,048)
Interest and other income	$1,031,881	$-	$-	$1,031,881
Interest expense	$(9,427,702)	$(499,792)	$-	$(9,927,494)
Depletion and amortization	$(537,557)	$(1,707,245)	$-	$(2,244,802)
Segment loss	$(24,935,268)	$(868,409)	$-	$(24,066,859)
Segment assets	$45,435,163	$11,111,901	$247,966,408	$304,513,472
Capital expenditures	$-	$-	$36,068,494	$36,068,494

Crystallex International Corporation
Notes to the Consolidated Financial Statements
September 30, 2007
(Unaudited)
(Expressed in United States dollars)

11.	COMMITMENTS AND CONTINGENCIES

Under the terms of the Las Cristinas Mine Operation Agreement with the Corporacion Venezolana de Guayana dated September 17, 2002 the Company has undertaken to make all investments necessary to develop and exploit the Las Cristinas deposits.  The Company plans to engage the EPCM contractor to prepare a revised capital estimate after receipt of the Permit and renegotiation of previously awarded construction contracts.

The capital cost was estimated in August 2005 at $293 million of which $122 million has been spent to date.

12.	RELATED PARTY TRANSACTIONS

As part of the bought deal transaction of April 24, 2007 (Note 8), the Company paid underwriting fees and expenses of $3,371,257 (September 30, 2006 – nil) to a company which retains the Chairman of the Company as an employee.

The amounts charged to the Company for the services provided have been determined by negotiation among the parties.  These transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties.

13.       DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Company prepares its unaudited interim period consolidated financial statements in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”) which differ from those principles that the Company would have followed had its unaudited interim period consolidated financial statements been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).  The following adjustments would be required in order to present the financial statements in accordance with U.S. GAAP and are consistent with the basis pf presentation as outlined in the U.S. GAAP reconciliation note to the Company’s audited consolidated financial statements for the year ended December 31, 2006, which should be read in conjunction herewith.

Crystallex International Corporation
Notes to the Consolidated Financial Statements
September 30, 2007
(Unaudited)
(Expressed in United States dollars)

13.       DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY

Balance Sheets
The impact of differences between Canadian GAAP and U.S. GAAP on the combined balance sheets is as follows:

	September 30, 2007
	Canadian		U.S.
	GAAP	Adjustments	GAAP

Current assets	$31,324,328	$-	$31,324,328
Property, plant and equipment	279,153,836	51,684,371 (a)	227,469,465
Other assets	648,561	-	648,561
	$311,126,725	$(51,684,371)	$259,442,354

Current liabilities	$8,312,248	$-	$8,312,248
Asset retirement obligations	1,028,957	-	1,028,957
Long-term debt	82,500,736	-	82,500,736
Shareholders’ equity	219,284,784	(51,684,371)	167,600,413
	$311,126,725	$(51,684,371)	$259,442,354

For the purposes of reporting in accordance with U.S. GAAP, amounts referred to as contributed surplus under Canadian GAAP are referred to as additional paid in capital.

   Balance Sheets

	December 31, 2006
	Canadian			U.S.
	GAAP	Adjustments		GAAP

Current assets	$38,181,779	$-		$38,181,779
Property, plant and equipment	256,455,027	(61,108,322	)(a)	195,346,705
Deferred financing fees	2,595,627			2,595,627
Other assets	510,029	-		510,029
	$297,742,462	$(61,108,322)		$236,634,140

Current liabilities	$16,203,423	$-		$16,203,423
Asset retirement obligations	971,167	-		971,167
Long-term debt	84,524,929	-		84,524,929
Shareholders’ equity	196,042,943	(61,108,322)		134,934,621
	$297,742,462	$(61,108,322)		$236,634,140

Crystallex International Corporation
Notes to the Consolidated Financial Statements
September 30, 2007
(Unaudited)
(Expressed in United States dollars)

13.    DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY
   ACCEPTED ACCOUNTING PRINCIPLES (continued)

Statements of Operations

The impact of the differences between Canadian GAAP and U.S. GAAP on the loss for the period would be as follows:

		Nine Months Ended	Nine Months Ended
		September 30, 2007	September 30, 2006

Net loss for the period
per Canadian GAAP		$(35,030,773)	$(24,066,859)
Adjustments to mineral properties	(a)	9,423,951	7,193,802
Changes in fair value of exchangeable
portion of bank loan	(b)	-	(8,638,661)
Accretion of interest on bank loan	(b)	-	(54,064)
Unamortized deferred financing
costs on exchangeable portion
of bank loan	(b)	-	(121,405)

Net loss for the period per U.S. GAAP		$(25,606,822)	$(25,687,187)
Net loss per share – basic and diluted		$(0.10)	$(0.11)

Crystallex International Corporation
Notes to the Consolidated Financial Statements
September 30, 2007
(Unaudited)
(Expressed in United States dollars)

13.     DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY
ACCEPTED ACCOUNTING PRINCIPLES (continued)

Statement of Operations Presentation

The following table reconciles “Net loss for the period per U.S. GAAP” to “Loss from operations for U.S. GAAP”.

	Nine Months Ended	Nine Months Ended
	September 30, 2007	September 30, 2006

Net loss for the period per U.S. GAAP	$(25,606,822)	$(25,687,187)
Under Canadian GAAP
Interest on long-term debt	9,423,951	9,927,494
Foreign exchange loss	4,798,133	273,790
Interest and other income	(933,456)	(1,031,881)
U.S. GAAP reconciling items:
Changes in fair value of exchangeable
portion of bank loan	-	8,638,661
Capitalized interest	(9,423,951)	(7,193,802)
Accretion of interest	-	54,064
Unamortized deferred financing costs
on exchangeable portion of bank loan	-	121,405

Non-operating loss per U.S. GAAP	3,864,677	10,789,731
Loss from operations per U.S. GAAP	$(21,742,145)	$(14,897,456)

Crystallex International Corporation
Notes to the Consolidated Financial Statements
September 30, 2007
(Unaudited)
(Expressed in United States dollars)

13.     DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY
ACCEPTED ACCOUNTING PRINCIPLES (continued)

Statements of Cash Flows

The impact of the above differences between Canadian GAAP and U.S. GAAP on the combined statements of cash flows would be as follows:

	Nine Months Ended	Nine Months Ended
	September 30, 2007	September 30, 2006

Cash flows used in operating
activities, Canadian GAAP	$(31,199,414)	$(28,607,043)
Adjustments to mineral properties	9,423,951	7,193,802
Cash flows used in operating activities,
U.S. GAAP	(21,775,463)	(21,413,241)
Cash flows provided used in investing
activities, Canadian GAAP	(21,448,527)	(14,745,331)
Adjustments to mineral properties	(9,423,951)	(7,193,802)
Cash flows used in investing
activities, U.S. GAAP	(30,872,478)	(21,939,133)
Cash flows provided by financing
activities, Canadian and U.S. GAAP	49,209,115	82,664,101
Net (decrease) increase in cash and
cash equivalents during the period	(3,438,826)	39,311,727
Cash and cash equivalents,
beginning of period	28,573,142	4,070,019
Cash and cash equivalents,
end of period	$25,134,316	$43,381,746

For U.S. GAAP, the statement of cash flows is required to be reconciled to the net loss for the period rather than to the loss from continuing operations.  The above table reflects this change.

Crystallex International Corporation
Notes to the Consolidated Financial Statements
September 30, 2007
(Unaudited)
(Expressed in United States dollars)

13.     DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY
ACCEPTED ACCOUNTING PRINCIPLES (continued)

(a)     Mineral Properties and Exploration and Development Costs
Under Canadian GAAP, mineral properties, including exploration, development and acquisition costs, are carried at cost until the properties to which they relate are placed into production, sold or where management has determined there to be a permanent impairment in value.

Under U.S. GAAP, mineral property expenditures are expensed as incurred.  Once a final feasibility study has been completed however, additional costs incurred to bring the mine into production are capitalized as development costs.  Costs incurred to access ore bodies identified in the current mining plan after production has commenced are considered production costs and are expensed as incurred.

Under Canadian GAAP, interest costs incurred during the period when qualifying mineral properties are in the development stage are expensed.  Under U.S. GAAP, interest costs of $9,423,951 and $7,193,802 associated with qualifying mineral properties under development have been capitalized in the nine months period ended September 30, 2007 and in the nine months period ended September 30, 2006, respectively.

Property, Plant and Equipment

	September 30,	December 31,
	2007	2006
Net book value under Canadian GAAP	$279,153,836	$256,455,027
Adjustments to Las Cristinas capitalized costs	(51,684,371)	(61,108,322)
Net book value under U.S. GAAP	$227,469,465	$195,346,705

Crystallex International Corporation
Notes to the Consolidated Financial Statements
September 30, 2007
(Unaudited)
(Expressed in United States dollars)

13.     DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY
ACCEPTED ACCOUNTING PRINCIPLES (continued)

(b)         Bank Loan - Exchangeable Portion

In accordance with Canadian GAAP, upon the issuance on December 23, 2005 of the exchangeable portion of the bank loan, the exchangeable portion was bifurcated between its liability and equity components. The liability portion of the debt was measured by determining the carrying amount of the notes by discounting the stream of future payments of principal and interest at the prevailing market rate for a similar liability that does not have an associated equity component.

Under US GAAP, on issuance, the conversion option contained in the exchangeable portion of the bank loan is considered to be an embedded derivative that is required to be bifurcated and accounted for as a free standing derivative financial liability separate from the debt instrument. The Company is required to re-measure the fair value of the derivative financial liability at each reporting date with changes in fair value recorded in earnings.  The difference between the value of the free standing derivative and the face value of the debt will be accreted over the term of the debt.

On May 5, 2006, the holder exercised their conversion option and the full value of the debt was settled for shares.

Accordingly, for US GAAP purposes, for the period ended September 30, 2006 an expense of $8,638,661 has been recorded with respect to the changes in fair value of the embedded derivative, an expense of $54,606 to reflect the additional accretion expense, and an expense of $121,405 to reflect the unamortized deferred financing costs.

(c)         Accounting Policies Adopted during the period

In July 2006, FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109 (“FIN 48”).  FIN 48 provides guidance for recognizing and measuring uncertain tax positions, as defined in SAS 109, Accounting for Taxes.  FIN 48 prescribes a threshold condition that a tax position must meet for any of the benefit of the uncertain tax position to be recognized in the financial statements.  Guidance is also provided regarding de-recognition, classification and disclosure of these uncertain tax positions.  FIN 48 is effective for fiscals years beginning after December 15, 2006.  The Company has currently not recorded any tax amount, due to more likely than not, as a result of adoption of this standard.